[Letterhead of Cell Kinetics Ltd.]

January 9, 2009

VIA EDGAR

Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cell Kinetics Ltd.
Form 20-F for the year ended December 31, 2007
Filed June 30, 2008
File No. 333-144993

Ladies and Gentlemen:

After discussion with Ms. Angela Crane, Accounting Branch Chief, and Ms. Julie Sherman, Staff Accountant, on December 29, 2008, Cell Kinetics Ltd. (the “Company”) will not provide in its future filings developmental stage enterprise disclosure pursuant to the guidelines set forth in SFAS No. 7 (including the proposed explanatory language provided in the Company’s November 24, 2008 letter to the Commission). The Company will clarify in its future filings, where appropriate, the sales history of its products and the reasons why the Company has not had sales in recent years.

We hope you will find this letter consistent with our December 29, 2008 telephone conference. If you have any questions regarding the above, please contact the undersigned at +972 8 918 8640 or Stephen E. Fox of Herrick, Feinstein LLP at (212) 592-5924.

Very truly yours,

/s/ Michael S. Resnick

Michael S. Resnick,
Chief Accounting Officer